News

FOR IMMEDIATE RELEASE
BMO Comments on Apex and Sitka Trusts
TORONTO, February 29, 2008 — BMO confirmed that, despite the downgrade of the ratings of the notes of Apex Trust and Sitka Trust by DBRS yesterday, discussions regarding the restructuring of the two Trusts are continuing. BMO also confirmed that a cure period of two business days is available after a notice of default has been given by the indenture trustee to the Trusts with respect to the inability of the Trusts to roll their notes. BMO said that while discussions about the restructuring of the Trusts continue, it cannot predict the outcome of such discussions. The outcome of these discussions will not impact BMO’s emphasis on moving its businesses forward through a clear focus on customers and performance management.
BMO previously disclosed that if efforts to restructure the Trusts were not successful, it would write down its remaining investment in the Trusts.
BMO is not and has never been the backup liquidity provider to the Trusts.
In addition, BMO noted that these developments have no impact on the ratings of or BMO’s support for the BMO-sponsored conduits to which BMO provides global style liquidity.
BMO also noted that there is risk of litigation should the Trusts not successfully be restructured. One noteholder to the trust is disputing the return of a payment made to it in error and a swap counterparty is disputing its obligations under an agreement and with respect to a total return swap transaction it had previously confirmed. It is not possible to determine the amount or probability of losses, if any, at this time.
Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
     We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2007 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.

For News Media Enquiries
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312) 461-2478
For Investor Relations Enquiries
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Krista White, Toronto, krista.white@bmo.com, (416) 867-7019
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